1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ALLISON M. FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

December 18, 2015

Mr. Dominic Minore
Division of Investment Management
Securities and Exchange Commission
Washington, D.C. 20549

Re:	RiverNorth Opportunities Fund, Inc. File Nos. 333-169317; 811-22472

Dear Mr. Minore:

We are writing in response to telephonic comments provided on December 15, 2015 with respect to a registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on December 2, 2015 on behalf of RiverNorth Opportunities Fund, Inc. (the “Fund”), a closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1. In footnote 2 to the table on the front cover of the prospectus, please include a cross reference to the section entitled “Additional Underwriter Compensation.”

Response 1.  The disclosure has been revised accordingly.

Comment 2. Please confirm that the Fund will not invest directly in the following types of investments: (i) loans to consumers, small- and mid-sized companies and other borrowers, including borrowers of student and real estate and mortgage loans, originated through online platforms (or an affiliate) that provide a marketplace for lending (“Marketplace Loans”) through purchases of whole loans (either individually or in aggregations); (ii) notes or other pass-through obligations issued by a marketplace lending platform (or an affiliate) representing the right to receive the principal and interest payments on a Marketplace Loan (or fractional portions thereof) originated through the platform; (iii) asset-backed securities representing ownership in a pool of Marketplace Loans; (iv) private investment funds that purchase Marketplace Loans, (v) equity interests in a marketplace lending platform (or an affiliate); or (vi) loans, credit lines or other extensions of credit to a marketplace lending platform (or an affiliate).

Mr. Dominic Minore December 18, 2015 Page 2

Response 2.We hereby confirm that the Fund will not invest directly in these types of investments and that any indirect investments would be made through funds registered under the Securities Act of 1933.

Comment 3. Please confirm that 1.35% continues to be the anticipated rate for the Fund’s credit facility.

Response 3. The fee table with be revised in the next pre-effective amendment to note that the anticipated rate for the Fund’s credit facility is 1.60%.

Comment 4. In footnote 6 to the fee table, following the sentence stating “Certain Underlying Funds in which the Fund intends to invest generally charge a management fee of 1.00% to 2.00% and up to a 20% incentive fee on income and/or capital gains,” please clarify that such fees are reflected in “Acquired fund fees and expenses.”

Response 4. The disclosure has been revised accordingly.

Comment 5. In the expense table in footnote 7 to the fee table, please add “As a” before “Percentage of Net Assets Attributable to Common Shares.”

Response 5. The disclosure has been revised accordingly.

Comment 6. In the section entitled “Additional Underwriter Compensation,” please include the maximum percentages representing the structuring fees to be paid to Wells Fargo Securities, LLC, RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated.

Response 6. This disclosure will be updated in the final prospectus, as these percentages are dependent on the offering price.

Comment 7. On page 23 of the SAI, please change “intends to designate” to “will designate” in the following sentence:  Futures contracts, swaps, caps, floors and collars, options on securities, indices and futures contracts sold by the Fund are generally subject to earmarking and coverage requirements of either the CFTC or the SEC, with the result that, if the Fund does not hold the security or futures contract underlying the instrument, the Fund intends to designate on its books and records on an ongoing basis, cash or liquid securities in an amount at least equal to the Fund’s obligations with respect to such instruments.

Mr. Dominic Minore December 18, 2015 Page 3

Response 7. The disclosure has been revised accordingly.

Comment 8. Please clarify what is meant by “mandatory notional investments.”

Response 8. The reference to “mandatory notional investments” has been revised to reflect “mandatory investments.” This language refers to incentive fees that remain in certain managed products.

We have also included a revised opinion, as discussed.

*    *    *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526.  Thank you.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai

21792877.2.BUSINESS

DRAFT

December __, 2015

RiverNorth Opportunities Fund, Inc.
351 West Camden Street
Baltimore, Maryland 21201

Re:	Registration Statement on Form N-2

Ladies and Gentlemen:

We have acted as Maryland counsel to RiverNorth Opportunities Fund, Inc., a Maryland corporation (the “Company”), in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form N-2 (Registration Nos. 333-169317 and 811-22472) (the “Registration Statement”) as filed with the Securities and Exchange Commission (the “Commission”), including the Prospectus included therein (the “Prospectus”), for the offering by the Company of _________ shares (the “Shares”) of Common Stock, $0.0001 par value per share, of the Company (“Common Stock”). This opinion is being provided at your request in connection with the filing of the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

1.  The Registration Statement and the related form of prospectus included therein (the “Prospectus”), in the form in which it was transmitted to the Commission under the Securities Act;

2.  The charter of the Company (the “Charter”), certified as of a recent date by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.  The Bylaws of the Company (the “Bylaws”), certified as of the date hereof by the Secretary of the Company;

4.  Resolutions adopted by the Board of Directors of the Company (the “Board”) relating to the registration, sale and issuance of the Shares, certified as of the date hereof by the Secretary of the Company;

6.  A certificate of the SDAT as to the good standing of the Company, dated as of the date hereof; and

7.  A certificate executed by Abigail J. Murray, Secretary of the Company, dated as of the date hereof.

RiverNorth Opportunities Fund, Inc. December __, 2015 Page 2

In expressing the opinion set forth below, we have assumed the following:

1.  Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.  Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.  Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding.

4.  All Documents submitted to us as originals are authentic. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All statements and information contained in the Documents are true and complete. There has been no oral or written modification or amendment to the Documents, or waiver of any provision of the Documents, by action or omission of the parties or otherwise.

5.  The Company will issue the Shares in accordance with the resolutions of the Board and, prior to the issuance of any shares of Common Stock, the Company will have available for issuance, under the Charter, the requisite number of authorized but unissued shares of Common Stock. As of the date hereof, the Company has available for issuance, under the Charter, the requisite number of authorized but unissued shares of Common Stock for the issuance of the Shares.

6.  The Company does not intend to issue certificates representing the Shares. The Company will send in writing to each stockholder of the Company the information required by the Charter and the Bylaws and the information as contemplated by Section 2-210(c) of the Maryland General Corporation Law for any Shares to be issued, on request by a stockholder of the Company.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that, upon issuance and delivery of the Shares as contemplated by the resolutions of the Board and upon payment therefor, the Shares will be duly authorized, validly issued, fully paid and non-assessable.

Please note that, prior to the issuance of the Shares, an authorized committee of the Board will adopt a resolution setting the actual number of Shares to be issued pursuant to Section 2-203 of the Maryland General Corporation Law.

RiverNorth Opportunities Fund, Inc. December __, 2015 Page 3

The foregoing opinion is limited to the substantive laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with the securities (or “blue sky”) laws of the State of Maryland. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof. This opinion is limited to the matters set forth herein, and no other opinion should be inferred beyond the matters expressly stated.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

FOLEY & LARDNER LLP